

LE BREAD XPRESS
2019 Report

Automatic, micro-bakery delivers
a freshly baked baguette, 24/7

Dear investors,

2019 has been an outstanding year. We have accomplished so many things and positioned our company as one of the leader in unattended retails. we have great locations (Tesla , UC Berkeley), the largest customer in the world with Compass and good prospect for growth . Capital injection will be really key to continue our growth and close new deal with Compass for expansion in West coast . It will also be key to go through the pandemic crisis. I believe the virus will make our offering even more valuable to the customers ...

We need your help!

- Contact with private investor, angel investors for next round ($5M) . Important to share what we do with potential partners either in the food industry (suppliers of Pizzas, sandwich), retails (Grocery chains) . Provide any specific leads on potential customers. Introduction to Venture Capital. for local investors in the bay area , we are also looking for small warehouse and office space. (either small lease or sub lease)

Sincerely,

Benoit Herve
CEO and Founder

Our Mission

We hope to be the leader in micro-baking vending technology and the best option for fast and convenient quality food. We hope to sell and manage over 10,000 vending machines in major retail outlets (7/11, Starbucks), universities, hotels, airports, and more.

See our full profile



How did we do this year?

Report Card

A-

 

	The Good		The Bad
signed Compass development concept		higher sales number
sold 10 machines		Capital investment and fund raising for expansion
good prospect for geographical diversification (UAE)		initial ramp at Tesla was time consuming (but Customer was very happy with overall support)

2019 At a Glance
January 1 to December 31


$106,000 +356%
Revenue


-$160,000
Net Loss


$20,000 +108%
Short Term Debt


$270,000
Raised in 2020


$100,000
Cash on Hand
As of 07/30/19

INCOME BALANCE NARRATIVE



● Revenues ● Profit

$23,267 $106,000

2018 $-177,856   2019 $-160,000

Net Margin: -151%   Gross Margin: 87%   Return on Assets: -53%   Earnings per Share: -$32,000.00

Revenue per Employee: $53,000   Cash to Assets: 61%   Revenue to Receivables: 883%   Debt Ratio: 190%

📄 Balance_Sheet_GAAP_.pdf   📄 Profit_and_Loss_GAAP_.pdf   📄 Le_Bread_Express_Financial_Statements-_Reviewed.pdf

We ❤ Our
234 Investors

Thank You For Believing In Us

Dea Wilson	Jeffrey Frost	Beth Stephenson	Ted Ooyevaar	Gregory Jegier	Janae Biamacki	Sunil Patel
Debra Lo	Jake Zellweger	Niki Moyer	David Gillie	Patrick O'Brien Boli...	William Dorn	Carey Martell
Norm Goody	Travis S Silman	Tayler Mingo	Alicia Hupaylo	Danny Ginsburg	Shreesha Kashyap	Walter Fyler
Ali Al-Hilli	Henry Igid	Kevin Zuber	Meghan McClelland	Kevin Brown	Yoav Getzler	Norm Goody
Herman Venter	Kirit K Patel	Leonor Tirona	Jeffrey Miller	Lawrence Alexander...	Marcus Mendiola	Lyle Notice
Nicholas Lavoie	Anthony Fontaine	Vernon Jenkins	Magdalena Koszalka	Micah OKray	Jillian Ivey Sidoti	Dien Phan
James McCrory	Rhonda Layton	James Mocciaro	Veronica Martin	Ernest V Yribe	Paul Thibaud	Ron Bara
Paul Washington	Molini Besozzi Marz...	Brian Franklin	Ronald Green	Daniel Montes	Jared Myers	Jim Stewart
Amber Thorne	David Lanfair	Joe Faghani	Debbie Sheahan Car...	Christophe Ricard	Benoit Lafleche	Nicolas Fillon
Ryan France	Andrew Hager	Nicholas Silvester	Fabien Verdier	Soufou Saechao	Olivier Renault	Matt Kelly
Cassandra McCoy	Joan Rodriguez	Baron Huntington	Chris Newman	James David Silvio	Munir Ahmed	Kaysee Fortenberry
William Dillon	Sj Yoo	Bore Balovski	Dan Reisinger	Douglas JORDAN	Keith Williams	Dennis G Morgan Sr
Khaled Alalban	Lasheita Sayer	Ronald Vinsant	Jeffrey N. Vargas	Brian Feser	Mel Kimsey	Richard R Haas
Mark Nilsen	Kathleen K Meyer	Harry S. Lombardo Jr.	Richard C. Barillari	Gary Kinnecom	Daniel Kleinschmidt	Dann J Douglas
Julian Lewin	Richard Antwi	Brian Lee	Douglas Aldrich	Anas Alsaleh	Kiranmayi Komati	David Paisley
Dudley J. Burton	Michael Bushilla	Aaron Kirby Ricks	Marvin Mitchell	Warren L. Forman	Magdalena Reyes	Richard Roberson
Michael Moore	Brian Lee	Mark Nilsen	Randi Jones	Bujes Marc-Henri	Harish Damodharda...	Anthony Guy Munns
Laurent Jenck	Vincent Brissot	Jonas Pollack	Elke Botha	Gloria Su	Pierre Chehab	Sai Renukunta
Lenny Hanson	Luc LEGRES	Michael Jordan	John Studenka	James Cooper Jr	Amrik S Mann	Martin Schlegel
Gerald Rhoades	Yonasan Schwartz	Jesse Spears	Mahlon D. Horton	Jonathan Adams	Raja Mallapeddi	Dave Brill
Neville George	Jesse M Micander	Steven Young	Stephen Weaver	Hellen Mbithi	Mahesh Sethuraman	Quentin Herve
Stephen Michael Katz	Christopher J Mathis	Karolyn Son	Ty Garibay	Jordan Roque	Nathan Martin	Rick Smith
David Barclay	Robert Ambruso	Willie Carnel Irby	Ajay Athavale	Daniel Nunez-reguei...	J. Steven Rasmussen	Christopher Felton
Benoit Herve	Thomas Williams	Jolene Richison	Stanley D Wells	Arun Babu Pallerla	Vensentina DIMEK	Anthony Guy Munns
Bob Mankos	Torey Scheer	Yann HERVE	Stefan Dossev	Ashutosh Kaur	Franklin E. Powers, Jr.	Cheryl Inaba
Robert Reisinger	Philippe Nieuwjaer	Pete Rosskamm	Delphine Camaly	Lise Dartiguepeyrou	Everett Lindsey	Agnes A Burwell
Lynn Sebert	Ron Chandra	Bruno LAMARE	Anand Swaroop Ras...	Michael Fink	Ernesto Nieves	Melvin Kestner
Marilyn Belew	Stanislav Zakharkin	Barbara Fein	Martin Krins	John C. Wacker III	Don Rose	Alain Pierre
Noelle Gasperetti	Stephane Bourgain	Kishorsinh Gohil	Lee Szambecki	Justus Min	Prodromos Lazarou	Mayra Diaz
Chau Hoang	Albina Chebykina	Fabrice Ndjakeu Tan...	Mahlon D. Horton	Sulexan Chery	Kathryn Darby	Maya Green

David Ross Boswell III	Michael Rosenfeld	Andrew Losee	Randall W Johnson	Richard Campbell	Ivan Tihohod	David D. Leithner
John Hyde	Kabir Ahmed	Apurva Shah	Amrik S Mann	Jonathan Adams	Darrell Dillon	Davender Bhardwaj
Vyacheslav Perov	Laura Cook	Timothy Elfert	Abdullah Alalo	Joanna A Frame	Brandon Swope	Betty M CULPEPPER
Badereddeen Abula...	James Sharp	Mario M Teel Jr.				

Thank You!

From the Le Bread Xpress Team



Benoit Herve
CEO and Founder



Anthony Fontaine
Business Development Director

Business development and operations professional with deep experience in planning, selling, managing logistics, and bringing to market different types of food and wine products and experiences.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
jacques herve	retired @ retired	2015
benoit herve	CEO @ Le bread Xpress	2015
Nicholas Lavoie	Finance @ Nestle	2015

Officers

OFFICER	TITLE	JOINED
benoit herve	President Treasurer CEO Secretary CFO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
benoit herve	5,100,000 stock	99.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2017	$327,000	Safe	Other
07/2015	$200,000	Safe	Other
04/2019	$150,000	Safe	Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRE
Line of Credit	01/01/2017	$7,500	$7,500	3.99%		Yes
Ty Garibay	05/30/2018	$10,000	$10,000	2.0%	06/01/2020	Yes
benoit herve	06/01/2018	$130,000	$130,000	3.0%		Yes
benoit herve	02/01/2019	$70,000	$70,000	5.0%		
US Bank	07/17/2019	$50,000	$49,000	5.74%	07/17/2023	Yes

Related Party Transactions

Name	Jacques Herve
Amount Invested	$100,000
Transaction type	Safe
Issued	07/14/2015
Discount rate	0.0
Valuation cap	$2,000,000
Relationship	Father

Father - Board Member

Name	Nicolas Lavoie
Amount Invested	$100,000
Transaction type	Safe
Issued	08/18/2015
Discount rate	0.0
Valuation cap	$2,000,000
Relationship	None

Name	benoit herve
Amount Invested	$130,000
Transaction type	Loan
Issued	06/01/2018
Outstanding principal plus interest	$130,000 as of 08/2019
Interest	3.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan. There is no set repayment date, the loan is expected to be repaid as the company generates revenue.

Name	benoit herve
Amount Invested	$70,000
Transaction type	Loan
Issued	01/31/2019
Outstanding principal plus interest	$70,000 as of 08/2019
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan. There is no set repayment date, the loan is expected to be repaid as the company generates revenue.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	5,636,700	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our business plan rely mostly on keeping our largest customer which represents more than 2/3 of the sales.

Tariff with China may increase and lower the profit due to higher tax even if we still have the lowest cost in the industry

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Larger competitor may come with more aggressive price or larger offering including full service and operations. this will impact our forecasted sales.

Additional certification may be needed to meet certain states requirement or environment regulation which may add delay and cost

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Le Bread Xpress, Inc.
- California Corporation
- Organized June 2015
- 2 employees

1496 merry ln
San Jose CA 95128

http://lebreadxpress.com

Business Description

Refer to the Le Bread Xpress profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Le Bread Xpress is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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